Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

VANC PHARMACEUTICALS INC.

615-800 West Pender Street

Vancouver, BC

V6C 2V6 (the “Company”)

Item 2

Date of Material Change

January 8, 2015

Item 3

News Release

The news release was disseminated on January 8, 2015 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company re-priced previously granted options and has granted 150,000 incentive stock options to a Director of the Company.

Item 5

Full Description of Material Change

1.1

Full Description of Material Change

The Company that further to its news release dated December 18, 2014, it has re-priced the 1,200,000 incentive stock options from $0.16 to $0.20. The Company has also set aside an aggregate of 150,000 incentive stock options to a Director to purchase shares of the Company at an exercise price of $0.20 per share for a period of five years.

1.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Arun Nayyar, Chief Executive Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

January 8, 2015